Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-289693

May 20, 2026

Hydro One Inc.

Pricing Term Sheet

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated May 19, 2026 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Hydro One Inc.

Expected Ratings(1):	A3 (stable) (Moody’s) A (stable) (S&P)

Security Type:	SEC-registered senior unsecured notes

Principal Amount:	US$1,000,000,000

Maturity Date:	May 30, 2031

Coupon Rate:	4.750% per annum, payable semi-annually

Price to Public:	99.819%, plus accrued interest, if any from May 26, 2026

Yield to Maturity:	4.791%

Spread to Benchmark Treasury:	+ 57 basis points

Benchmark Treasury:	UST 3.875% due April 30, 2031

BenchmarkTreasury Yield:	4.221%

Trade Date:	May 20, 2026

Settlement Date:

May 26, 2026 (T+3)

We expect that delivery of the Notes will be made to investors on or about May 26, 2026, which will be the third business day following the date of the Prospectus Supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors

Interest Payment Dates:	May 30 and November 30 of each year, commencing November 30, 2026 to the persons in whose names the Notes are registered at the close of business on the preceding May 15 or November 15, respectively

Make-Whole Call:	T+10 basis points prior to April 30, 2031

Par Call:	On or after April 30, 2031

CUSIP No.:	448810 AD3

ISIN No.:	US448810AD30

Joint Book-Running Managers:

Barclays Capital Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

BMO Capital Markets Corp.

CIBC World Markets Corp.

National Bank of Canada Financial Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Co-Managers:	Desjardins Securities Inc. Casgrain & Company Limited Laurentian Bank Securities Inc. Cedar Leaf Capital Inc.

(1)	Note: a securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Updates to the Preliminary Prospectus Supplement – Recent Developments:

On May 19, 2026, the issuer’s wholly-owned subsidiary, Hydro One Networks Inc., announced that it had filed two leave-to-construct applications with the Ontario Energy Board to seek approval to build the Northeast Power Line and the Longwood to Lakeshore Transmission Line. The Northeast Power Line is a single-circuit 500-kilovolt (kV) transmission line in Northeastern Ontario. It is expected to cost approximately C$1.8 billion and is planned to be completed in 2029. The Longwood to Lakeshore Transmission Line is a single-circuit 500-kV transmission line in Southwestern Ontario. It is expected to cost approximately C$1.2 billion and is planned to be completed in 2030.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, by calling Mizuho Securities USA LLC toll free at 1-866-271-7403 or by calling RBC Capital Markets, LLC toll free at 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com.

The distribution of the Notes in Canada may only be made on a “private placement” basis exempt from the prospectus requirements of applicable Canadian securities laws, solely to investors that are “accredited investors” and “permitted clients” under applicable Canadian securities laws, and pursuant to a separate Canadian offering memorandum. This communication is not, and under no circumstances is to be construed as an advertisement or a public offering of securities in Canada.